Exhibit 99.1

PRESS RELEASE

NANOBIOTIX ANNOUNCES THE APPOINTMENT OF BART VAN RHIJN AS CHIEF FINANCIAL OFFICER AND MEMBER OF THE EXECUTIVE BOARD TO SUPPORT GLOBAL EXPANSION

Paris, France; Cambridge, Massachusetts (USA); June 1, 2021 - NANOBIOTIX (Euronext : NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced the appointment of Bart Van Rhijn, MBA, as chief financial officer and member of the Company’s executive board. Mr. Van Rhijn brings proven capabilities in global financial management, business development and pharmaceutical commercialization as the Company prepares for the planned launch of its second clinical registration study for potential first-in-class radioenhancer NBTXR3 in head and neck cancer (NANORAY-312), continued development in immunotherapy, and planned expansion across solid tumor types and therapeutic combinations. He succeeds Philippe Mauberna, who will step down from his roles as chief financial officer and executive board member after 8 years of service to the Company. Mr. Mauberna will assume a temporary role to support the organization during transition.

“Joining Nanobiotix as its CFO is a true honor,” said Mr. Van Rhijn. “I look forward to collaborating with the executive team and the organization at-large to help unlock and capture value with potentially practice-changing technology platforms. The opportunity to make a meaningful contribution to the lives of so many patients, caregivers and healthcare providers is humbling and carries great responsibility.”

Mr. Van Rhijn brings extensive experience in consultancy, technology, and life sciences industries and joins Nanobiotix after nearly 3 years as chief financial officer at Servier Pharmaceuticals, LLC (Servier US). Prior to Servier US, he held leadership roles in prominent organizations in Europe and North America, including PricewaterhouseCoopers, Philips and Galderma in Head of Tax, Senior Director of Mergers and Acquisitions, and Head of Finance positions. Mr. Van Rhijn’s track record reflects a relentless commitment to streamlining business operations, driving growth, and unlocking value. His varied experiences include the successful reorganization of a healthcare technology-enabled services business, coordination of strategic financing transactions, and the efficient scaling of commercial businesses. Mr. Van Rhijn has a strong commitment to organizational health and empowers his teams to embrace innovation, challenge the status quo, and drive optimal results while putting patients and customers first.

Mr. Van Rhijn received master’s degrees in Civil Law and Tax Law at Leiden University, The Netherlands, obtained his MBA with honors from Babson’s Olin School of Management, and his Certified Management Accountant (CMA) certification from the Institute of Management Accounts. In addition, Mr. Van Rhijn serves on the Advisory Board of a Boston-based healthcare start-up and is a venture partner at an emerging technology fund.

“As Nanobiotix advances toward potential global commercialization it is critical that we continue to globalize our executive management and diversify our leadership expertise,” said Nanobiotix co-founder and chief executive officer Laurent Levy. “Bart Van Rhijn brings critical competencies in commercialization at-scale that we believe will enable us to realize the potential benefits of our novel technologies and reach patients around the world.  I know I speak for everyone at Nanobiotix in offering heartfelt thanks to Philippe Mauberna. His tireless effort on behalf of patients, their families, Nanobiotix team members, and shareholders have been instrumental in the growth of our company over the past 8 years. We wish Philippe the best in his future pursuits.”

Philippe Mauberna joined Nanobiotix as chief financial officer in May 2013 and was appointed to the executive board in August 2013. In his time with the company, Nanobiotix became one of only seven French biotech companies dual-listed on Euronext: Paris and Nasdaq; launched its first pivotal phase III clinical registration study for NBTXR3; and attained a European market approval for NBTXR3 (Hensify®) in soft tissue sarcoma. Mr. Mauberna’s leadership also helped the company more than double in size over the course of his tenure and enabled the creation of the Company’s subsidiaries in Europe and in the United States.

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About NBTXR3
NBTXR3 is a novel, potentially first-in-class oncology product composed of functionalized hafnium oxide nanoparticles that is administered via one-time intratumoral injection and activated by radiotherapy. The product candidate’s physical mechanism of action (MoA) is designed to induce significant tumor cell death in the injected tumor when activated by radiotherapy, subsequently triggering adaptive immune response and long-term anti-cancer memory. Given the physical MoA, Nanobiotix believes that NBTXR3 could be scalable across any solid tumor that can be treated with radiotherapy and across any therapeutic combination, including, in particular, immune checkpoint inhibitors.

NBTXR3 is being evaluated in locally advanced head and neck squamous cell carcinoma (HNSCC) as the primary development pathway. The company-sponsored phase I dose escalation and dose expansion study has produced favorable safety data and early signs of efficacy; and a phase III global registrational study is planned to launch in 2021. In February 2020, the United States Food and Drug Administration granted regulatory Fast Track designation for the investigation of NBTXR3 activated by radiation therapy, with or without cetuximab, for the treatment of patients with locally advanced HNSCC who are not eligible for platinum-based chemotherapy—the same population being evaluated in the planned phase III study.

Nanobiotix has also prioritized an Immuno-Oncology development program—beginning with a Company-sponsored phase I clinical study evaluating NBTXR3 activated by radiotherapy in combination with anti-PD-1 checkpoint inhibitors for patients with locoregional recurrent or recurrent/metastatic HNSCC and lung or liver metastases from any primary cancer eligible for anti-PD-1 therapy.

Given the Company’s focus areas, and balanced against the scalable potential of NBTXR3, Nanobiotix has engaged in a strategic collaboration strategy to expand development of the product candidate in parallel with its priority development pathways. Pursuant to this strategy, in 2019 Nanobiotix entered into a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center to sponsor several phase I and phase II studies to evaluate NBTXR3 across tumor types and therapeutic combinations.

About NANOBIOTIX:
Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. Nanobiotix has been listed on Euronext: Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The Company's resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Disclaimer

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “intend,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials, the timing of our presentation of data, the results of our preclinical and clinical studies and their potential implications, the development and commercialization of NBTXR3, and the execution of the Company’s development and commercialization strategy. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable.  However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the risk that subsequent studies and ongoing or future clinical trials may not generate favorable data notwithstanding positive preclinical or early clinical result and the risks associated with the evolving nature of the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to it. Furthermore, many other important factors, including those described in Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 7, 2021 under “Item 3.D. Risk Factors” and those set forth in the universal registration document of Nanobiotix filed with the French Financial Markets Authority (Autorité des marchés financiers) under number D.21-0272 on April 7, 2021 (a copy of which is available on www.nanobiotix.com), as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Nanobiotix

Nanobiotix Communications Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Nanobiotix Investor Relations Kate McNeil SVP, Investor Relations +1 (609) 678-7388 investors@nanobiotix.com

Media Relations

France – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse communication.com	US – Porter Novelli Stefanie Tuck +1 (917) 390-1394 Stefanie.tuck@porternovelli.com